                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              CMC INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   125708107
                                 (CUSIP Number)


                       DAVID S. LEE, CHAIRMAN OF THE BOARD
                       -----------------------------------
                            4950 PATRICK HENRY DRIVE
                            ------------------------
                          SANTA CLARA, CALIFORNIA 95054
                          -----------------------------
                                 (408) 982-9999
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 10, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                                  ---------------------
CUSIP NO. 125708107                                        PAGE 2 OF 7 PAGES
-------------------------                                  ---------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       David S. Lee
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [X]
       N/A
--------------------------------------------------------------------------------
    3  SEC USE ONLY


--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e) [ ]

       N/A
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         N/A
                    ------------------------------------------------------------
     NUMBER OF      8    SHARED VOTING POWER
       SHARES            1,460,862
    BENEFICIALLY    ------------------------------------------------------------
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER
     REPORTING           1,460,862
       PERSON       ------------------------------------------------------------
        WITH        10   SHARED DISPOSITIVE POWER
                         N/A
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,460,862
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.0%  (1)
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(1) Based upon 7,681,798 outstanding shares of CMC Common Stock as of May 10, 1999.

                                  SCHEDULE 13D

-------------------------                                  ---------------------
CUSIP NO. 125708107                                            PAGE 3 OF 7 PAGES
-------------------------                                  ---------------------

The shares of CMC Common Stock as to which David S. Lee (the "Reporting Person") reports beneficial ownership (the "Securities") have become subject to a Voting Agreement entered into between the Reporting Person and ACT Manufacturing, Inc., a Massachusetts corporation ("ACT") pursuant to which the Reporting Person has agreed to vote the Securities in favor of the transactions contemplated in the Agreement and Plan of Merger and Reorganization dated May 10, 1999, between ACT, CMC and a wholly-owned subsidiary of ACT. As a result of entering into the Voting Agreement, the Reporting Person may be deemed to have formed a group with ACT for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13d-5(b)(1) thereunder. The Reporting Person expressly declares that the filing of this statement shall not be construed as an admission, for purposes of the Act, that it has formed any such group.

ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the Common Stock of CMC. The principal executive offices of CMC are located at 4950 Patrick Henry Drive, Santa Clara, CA 95054.

ITEM 2. IDENTITY AND BACKGROUND.

        The Reporting Person filing this statement is David S. Lee, an individual. Mr. Lee is Chairman of the Board of CMC, a corporation that engages in contract manufacturing services in the electronics industry. The business address of Mr. Lee is CMC, 4950 Patrick Henry Drive, Santa Clara, California 95054.

        Mr. Lee is not required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Person used his own funds to acquire the Securities.

ITEM 4. PURPOSE OF TRANSACTION.

        (a) - (b) The Reporting Person acquired the Securities for investment purposes. This Statement on Schedule 13D is made in connection with an Agreement and Plan of Merger and Reorganization dated May 10, 1999, (the "Merger Agreement"), among ACT, East Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ACT ("Merger Sub") and CMC, providing for the merger of Merger Sub with and into CMC, whereby CMC will be the surviving corporation and will become a wholly-owned subsidiary of ACT (such events constituting the "Merger"). In the Merger, each share of CMC Common Stock will be exchanged for .5 shares of ACT Common Stock. The Merger is subject to the approval by the stockholders of ACT and CMC, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other

                                  SCHEDULE 13D

-------------------------                                  ---------------------
CUSIP NO. 125708107                                            PAGE 4 OF 7 PAGES
-------------------------                                  ---------------------


        required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

        As an inducement for ACT to enter into the Merger Agreement and in consideration thereof, the Reporting Person and certain other stockholders of CMC (the "Stockholders") entered into Voting Agreements with ACT, dated as of May 10, 1999. Pursuant to the Voting Agreements, the Stockholders agreed to vote all of the shares of CMC capital stock owned by them (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger. In addition, each Stockholder has, by executing a Voting Agreement, agreed to execute and deliver to ACT within five days of ACT's written request therefor a valid and binding irrevocable proxy granting ACT or its designees the authority to vote their Shares of CMC capital stock in accordance with the preceding sentence. The covenants to vote the Shares and grant a proxy terminate upon such date and time as the Merger shall become effective, and the Voting Agreements terminate in all respects upon termination of the Merger Agreement.

        The purpose of the transactions under the Voting Agreements are to enable CMC and ACT to consummate the transactions contemplated under the Merger Agreement.

        (c)     Not applicable.

        (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

        (e) Other than as a result of the Merger described in Item 3 above, not applicable.

        (f)     Not applicable.

        (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

                                  SCHEDULE 13D

-------------------------                                  ---------------------
CUSIP NO. 125708107                                            PAGE 5 OF 7 PAGES
-------------------------                                  ---------------------

        (h) - (i) If the Merger is consummated as planned, the CMC Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

        (j)     Not applicable

        References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement signed by the Reporting Person, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, which are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF THE ACT.

        (a) - (b) Mr. Lee is the beneficial owner of 1,460,862 shares of Common Stock of CMC, constituting approximately 19.0% of the issued and outstanding CMC Common Stock. Such figure includes (i) 1,321,947 shares held directly; (ii) 121,000 shares by Mr. Lee's wife, Chi Ming Lee, and
        (iii) 17,915 shares issuable to Mr. Lee pursuant to options exercisable within sixty days of May 10, 1999. The Reporting Person has sole power to vote or direct the vote (except as described in Item 4) and sole power to dispose of or direct the disposition of the Securities.

        (c) There have been no transactions by the Reporting Person in shares of CMC Common Stock during the past sixty days.

        (d)     Not applicable.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of CMC, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of ACT.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        The following documents are filed as exhibits:

                                  SCHEDULE 13D

-------------------------                                  ---------------------
CUSIP NO. 125708107                                            PAGE 6 OF 7 PAGES
-------------------------                                  ---------------------

        1. Agreement and Plan of Merger and Reorganization, dated May 10, 1999 by and among ACT, Merger Sub, and CMC (incorporated by reference to exhibits to the Report on Form 8-K filed by ACT Manufacturing, Inc. on May 14, 1999).

        2. Voting Agreement, dated May 10, 1999, between ACT, East Acquisition Corp. and David S. Lee.

                                  SCHEDULE 13D

-------------------------                                  ---------------------
CUSIP NO. 125708107                                            PAGE 7 OF 7 PAGES
-------------------------                                  ---------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 1999



                                        By:/s/David S. Lee
                                           -------------------------------------
                                           David S. Lee

                                                                       EXHIBIT 2

                             WEST VOTING AGREEMENT

     This WEST Voting Agreement dated as of May 10, 1999 (the "Agreement") by and among ACT Manufacturing, Inc., a Massachusetts corporation ("EAST"), EAST Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of EAST ("Merger Sub"), and the stockholders who are signatories hereto (the "Major Stockholders") of CMC Industries, Inc., a Delaware corporation ("WEST"). Capitalized terms not defined herein have the meanings assigned to them in the Agreement and Plan of Merger and Reorganization (the "Merger Agreement") dated the date hereof by and among EAST, Merger Sub and WEST.

                                  WITNESSETH:

     WHEREAS, pursuant to the Merger Agreement, Merger Sub will merge with and into WEST (the "Merger"), with WEST continuing as the surviving corporation and as a wholly owned subsidiary of EAST, on the terms and conditions set forth therein; and

     WHEREAS, to induce EAST to enter into the Merger Agreement, each of the Major Stockholders, as principal stockholders of WEST, has agreed to enter into this Agreement;

     NOW, THEREFORE, in consideration of the premises and the mutual agreements, provisions and covenants contained in this Agreement, the parties hereby agree as follows:

                                   ARTICLE I

                                   COVENANTS

     1.1 Covenants and Agreements. Each of the Major Stockholders hereby covenants and agrees with EAST and Merger Sub as follows:

           1.1(a) Cooperation. It shall cooperate fully with WEST, EAST and Merger Sub in furnishing any information or performing any action reasonably requested by any such party, which information or action is necessary or appropriate for the efficient and successful consummation of the transactions contemplated by the Merger Agreement. It shall use commercially reasonable efforts to cause the Closing to occur at the earliest practical time.

           1.1(b) Other Required Information. It shall furnish to WEST, EAST and Merger Sub all information concerning itself and its subsidiaries and affiliates, if applicable, as is required to be set forth in any application or statement to be filed with any Governmental Entity in connection with the transactions contemplated by the Merger Agreement or otherwise.

           1.1(c) Publicity. Except as otherwise required by applicable law or stock exchange or securities market regulations, it shall not issue any press release or make any other public statement concerning the Merger without obtaining the prior approval of EAST to the contents and the manner of presentation and publication thereof.

     1.1(d) Restriction on Sales of WEST Common Stock and EAST Common Stock. It agrees to comply with the restrictions on transfer of shares of WEST Common Stock or EAST Common Stock set forth in that certain WEST Affiliate Agreement of even date herewith. Notwithstanding that it may be permitted to transfer shares of WEST Common Stock or EAST Common Stock in accordance with the terms of the WEST Affiliate Agreement, it agrees not to transfer any such shares unless each transferee to which any such shares, or any interest in any such shares, is or may be transferred shall have executed a counterpart of this Agreement and agreed in writing to hold such shares (or interest in such shares) subject to all of the terms and provisions of this Agreement.

     1.1(e) Other Negotiations. It agrees to fully comply with the provisions of Section 4.03 (No Solicitation) of the Merger Agreement.

     1.1(f) Agreement to Vote Shares. At every meeting of the stockholders of WEST held on or prior to the Expiration Date, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of WEST, it shall vote all shares of WEST capital stock owned by it: (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger (an "Opposing Proposal"). "Expiration Date" shall mean the earlier of (i) such time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

     1.1(g) Agreement to Grant Proxy. It shall execute and deliver to EAST within five days of EAST's written request therefor a valid and binding irrevocable proxy in any form reasonably proposed by EAST grant EAST (or its designees) the authority to vote its shares of capital stock of WEST in accordance with and subject to the limitations of Section 1.1(f).

     1.1(h) No Proxy Solicitations. Except as required by law, including, if applicable, actions which it determines after consultation with counsel are required pursuant to its fiduciary duties as a Director (ad defined below) under applicable law, it shall not, and will not permit any person under its control to: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Opposing Proposal; or (ii) initiate a stockholders' vote or action by consent of WEST stockholders with respect to an Opposing Proposal.

     1.1(j) Obligations as Director and/or Officer. If at any time prior to the expiration of this Agreement, the Major Stockholder or a representative of the Major Stockholder is also a member of the Board of Directors of WEST ("Director") or an officer of WEST, nothing in this Agreement shall limit or restrict the Director or officer in acting in his or her capacity as a Director or officer, as the case may be, of WEST and exercising his or her fiduciary duties and responsibilities, it being agreed and understood that this Agreement shall apply to the Major Stockholder solely in its capacity as a stockholder and shall not apply to the Director's or officer's actions, judgments or decisions as a Director or officer of WEST.

          1.1(j)    No Proxies. It agrees not to grant any proxies (except
pursuant to Section 1.1(g) of this Agreement) or to enter into any agreement (other than this Agreement) with respect to the voting of shares of WEST Common Stock held by it that are inconsistent with or in conflict with the intent of this Agreement.



                                   ARTICLE II

                         REPRESENTATION AND WARRANTIES


     2.1 Representations and Warranties of Major Stockholders. Each of the Major Stockholders hereby represents and warrants to EAST and Merger Sub as follows:

          2.1(a)    Existence and Power. If the Major Stockholder is a
corporation, partnership, limited liability company or trust, it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

          2.1(b)    Authorization; Binding Agreement. The execution, delivery
and performance by the Major Stockholder, if it is a corporation, partnership, limited liability company or trust, of this Agreement are within its corporate, partnership, limited liability company or trust power and authority and have been duly authorized by all necessary corporate, partnership, limited liability company or trust action on the part of the Major Stockholder. This Agreement has been duly executed and delivered by the Major Stockholder and constitutes a valid and binding agreement of the Major Stockholder, enforceable against the Major Stockholder in accordance with its terms.

          2.1(c)    Governmental Authorization. The execution, delivery and
performance by it of this Agreement does not require any action on its part by or in respect of, or declaration, filing or registration with, any Governmental Entity.

          2.1(d)    Non-Contravention. The execution, delivery and performance by it of this Agreement does not and will not (i) if it is a corporation, partnership, limited liability company or trust, contravene or conflict with its organizational documents, or (ii) to its knowledge, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to it.

          2.1(e)    Litigation. There is no action, suit, investigation or
proceeding (or to the knowledge of the Major Stockholder any basis therefor) pending against or, to the knowledge of Major Stockholder, threatened against or affecting, the Major Stockholder or any of its respective properties or assets before any court or arbitrator or any governmental body, agency, official or authority that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or the Merger Agreement.

          2.1(f)    Finders' Fees. There is no investment banker, broker,
finder or other
intermediary that has been retained by or is authorized to act on behalf of the Major Stockholder who might be entitled to any fee or commission from EAST, Merger Sub, WEST or any of their affiliates upon consummation of the transactions contemplated by this Agreement or the Merger Agreement.

          2.1(g)    Ownership of Stock. The Major Stockholder is the record and beneficial owner of the shares of WEST Common Stock set forth in the WEST Affiliate Agreement, and owns all such shares free and clear of any and all liens, pledges, charges, security interests, restrictions or encumbrances of any kind or any rights of first refusal (other than in favor of WEST), voting trusts, proxies or other arrangements or understandings, whether written or oral, and the Major Stockholder has the sole and exclusive right and power to exercise all voting rights and other rights with respect to such shares.

                                  ARTICLE III

                                 MISCELLANEOUS

          3.1(a)    All representations and warranties in this Agreement shall survive the Closing. Any investigation or other examination that may have been made or may be made at any time by or on behalf of the party to whom representations and warranties are made shall not limit, diminish or in any way affect the representations and warranties in this Agreement, and the parties may rely on the representations and warranties in this Agreement irrespective of any information obtained by them by any investigation, examination or otherwise.

          3.1(b)    The covenants contained in Sections 1.1(a), 1.1(b), 1.1(e),
1.1(f), 1.1(g) and 1.1(h) (but not any liability for any willful breach thereof) shall terminate at the Effective Time. All other covenants contained in this Agreement shall survive the Merger.

          3.1(c)    This Agreement shall terminate in all respects upon
termination of the Merger Agreement (but not any liability for any willful breach hereof).

     3.2 Specific Performance. Each of the parties to this Agreement hereby acknowledges that the other party will have no adequate remedy at law if it fails to perform any of its obligations under this Agreement. In such event, each of the parties agrees that the other party shall have the right, in addition to any other rights it may have (whether at law or in equity), to specific performance of this Agreement.

     3.3 Parties in Interest. All the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective successors and permitted assigns of the parties hereto. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person, firm or corporation other than the parties hereto, their permitted successors or assigns, and their respective stockholders any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

     3.4 Entire Agreement. This Agreement and the Merger Agreement (together with the Exhibits and Schedules thereto and the other documents delivered pursuant thereto) constitute the entire agreement between the parties and supersede all prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

     3.5 Amendment or Modifications. At any time before or after the adoption of the Merger Agreement by the stockholders of WEST or the approval of the proposals contained in the Proxy Statement by the stockholders of EAST and WEST, this Agreement may be amended or supplemented by additional agreements, articles or certificates, in writing, as may be determined by the parties hereto to be necessary, desirable or expedient to further the purposes of this agreement, or to clarify the intention of the parties hereto, or to add to or to modify the covenants, terms or conditions hereof or to effect or facilitate any governmental approval or acceptance of the Merger or of this Agreement or to of this Agreement or to effect or facilitate the filing or recording of the Agreement or the consummation of any of the transactions contemplated hereby or thereby.

     3.6 No Waiver. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of or non-compliance with this Agreement shall be held to be a waiver of any other or subsequent breach or non-compliance.

     3.7 Assignability. This Agreement shall not be assignable by the Major Stockholder, on the one hand, or EAST or Merger Sub, on the other hand, without the prior written consent of EAST or Merger Sub, on the one hand, or the Major Stockholder, on the other hand.

     3.8 Headings and Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Terms such as "herein", "hereof", "hereinafter" refer to this Agreement as a whole and not to the particular sentence or paragraph where they appear, unless the context otherwise requires, Unless the context otherwise requires, (i) terms used in the plural include the singular, and vice versa, (ii) words in the masculine gender include the feminine, and vice versa and (iii) the word "it" includes references to natural persons.

     3.9 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when received at the addresses set forth in the Merger Agreement, in the case of EAST and Merger Sub, and the books ad records of WEST, in the case of the Major Stockholder, or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

     3.10 Law Governing. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

     3.11 Invalidity of Provisions. Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

     3.12 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.



                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties on the date first above written.


                                                ACT MANUFACTURING, INC.

                                                By: /s/John A. Pino
                                                -------------------
                                                John A. Pino
                                                President



                                                EAST ACQUISITION CORP.

                                                By: /s/John A. Pino
                                                -------------------

                                                John A. Pino
                                                President



                                                MAJOR STOCKHOLDERS
                                                By: /s/David S. Lee
                                                ------------------------
                                               (print name of stockholder above)

                                                By:

                                                Name:
                                                Title:
                                               (if applicable)